INVESTMENT COMPANY BOND


GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)


DECLARATIONS					Bond No.  524-50-16 - 05
Item 1.	Name of Insured (herein called Insured):   Stock Dividend Fund,
 Inc.
	Principal Address:
	8150 N.
 Central Expressway, # 101

                 Dallas, TX 75206
Item 2.	Bond Period from 12:01 a.m. 12/26/2007 to 12:01 a.m. 12/26/2008 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Amount applicable to
					Limit of Liability    Deductible
	Insuring Agreement (A)-FIDELITY	$350,000	$0
	Insuring Agreement (B)-ON PREMISES	$350,000	$5,000
	Insuring Agreement (C)-IN TRANSIT	$350,000	$5,000
	Insuring Agreement (D)-FORGERY OR ALTERATION	$350,000
	$5,000
	Insuring Agreement (E)-SECURITIES	$350,000	$5,000
	Insuring Agreement (F)-COUNTERFEIT CURRENCY	$350,000
	$5,000
	Insuring Agreement (G)-STOP PAYMENT	$100,000	$5,000
	Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
	Insuring Agreement (I)-AUDIT EXPENSE	$100,000	$5,000
	Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$350,000	$5,000
	Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000

	Optional Insuring Agreements and Coverages

	Insuring Agreement (L)-COMPUTER SYSTEMS	$350,000
	$5,000
	Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	Not
Covered	N/A

	If ?Not Covered? is inserted above opposite any specified
Insuring
 Agreement or Coverage, such 	Insuring Agreement or Coverage and any
other
 reference thereto in this bond shall be deemed to be 	deleted
 therefrom.
Item 4.	Offices or Premises Covered-Offices acquired or established
 subsequent to the effective date of this 	bond are covered according
to
 the terms of General Agreement A.  All the Insured?s offices or premises
	in existence at the time this bond becomes effective are covered under
 this bond except the offices or 	premises located as follows:  N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:  Riders
	No.  1 & 2
Item 6.	The Insured by the acceptance of this bond gives to the
 Underwriter terminating or cancelling prior bond(s) or policy(ies)
No.(s)  FS
 524-50-16 - 04 such termination or cancellation to be effective as of the time this bond becomes effective.




INVESTMENT COMPANY BOND

	The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the
 Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered
 during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS


(A)	FIDELITY

		Loss resulting from any dishonest or fraudulent act(s),
including
 Larceny or Embezzlement committed by an Employee, committed anywhere
and
 whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held
 by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
		Dishonest or fraudulent act(s) as used in this Insuring
Agreement
 shall mean only dishonest or fraudulent act(s) committed by such
Employee
 with the manifest intent:
		(a)	to cause the Insured to sustain such loss; and
		(b)	to obtain financial benefit for the Employee, or
for 				any
 other person or organization intended by the
	Employee to receive such
 benefit, other than salaries, 			commissions, fees,
bonuses, promotions,
 awards, 				profit sharing, pensions or other
employee benefits
	earned in the normal course of employment.


(B)  ON PREMISES

		Loss of Property (occurring with or without negligence or violence)
 through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession,
 custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of
 Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located
 anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

		(1)	Loss of or damage to furnishings, fixtures,
stationary,
	supplies or equipment, within any of the Insured?s
	offices covered under
 this bond caused by Larceny or 			theft in, or by
burglary, robbery or
 hold-up of such 				office, or attempt
thereat, or by vandalism or
	malicious mischief; or
(2) loss through damage to any such office by Larceny or theft in, or
 by burglary, robbery or hold-up of such                      office or
 attempt thereat.


(C)  IN TRANSIT

		Loss of Property (occurring with or without negligence or violence)
 through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage
 thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any
 person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)		FORGERY OR ALTERATION

	Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain
 in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications
 directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions
or
 advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions,
 advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or
 stockbroker, withdrawal orders or receipts for the withdrawal of funds or
 Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
	Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

Page 1 of 10


with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
	Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES

	Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the
Insured
 had been a member thereof,

	(1)	through the Insured?s having, in good faith and in the
course of
 business, whether for its own account or for 		the
account of others,
 in any representative, 			fiduciary, agency or any
other capacity,
 either 			gratuitously or otherwise, purchased or
otherwise 			acquired,
 accepted or received, or sold or delivered, 		or given any
value,
 extended any credit or assumed 			any liability, on
the faith of, or otherwise
 acted upon, 		any securities, documents or other written
	instruments which prove to have been
		(a)	counterfeited, or
		(b)	forged as to the signature of any maker, drawer,
issuer,
 endorser, assignor, lessee, transfer agent 			or
registrar, acceptor, surety
 or guarantor or as 			to the signature of any person
signing in any
		other capacity, or
		(c)	raised or otherwise altered, or lost, or stolen,
or

	(2)	through the Insured?s having, in good faith and in the
course of
 business, guaranteed in writing or 			witnessed any
signatures whether
 for valuable 			consideration or not and whether or not
such
	guaranteeing or witnessing is ultra vires the Insured,
	upon any transfers,
 assignments, bills of sale, powers 		of attorney, guarantees,
 endorsements or other 			obligations upon or in
connection with any securities,
		documents or other written instruments and which
	pass or purport
 to pass title to such securities, 			documents or other
written
 instruments; 				EXCLUDING, losses caused by
FORGERY or 			ALTERATION of, on or
 in those instruments 			covered under Insuring Agreement
(E) hereof.

	Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable
 interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery
 of such agreements with any necessary endorsement or assignment.
	The word ?counterfeited? as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
	Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	COUNTERFEIT CURRENCY

	Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the
United
 States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G)	STOP PAYMENT

	Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

		For having either complied with or failed to comply
	with any
 written notice of any customer, shareholder 		or subscriber of
the Insured or
 any Authorized 			Representative of such customer,
shareholder or
	subscriber to stop payment of any check or draft
	made or drawn by
 such customer, shareholder or 			subscriber or any
Authorized
 Representative of such 		customer, shareholder or
subscriber, or

		For having refused to pay any check or draft made or
	drawn by any
 customer, shareholder or subscriber of 		the Insured, or
any Authorized
 Representative of 			such customer, shareholder or
subscriber.

(H)	UNCOLLECTIBLE ITEMS OF DEPOSIT

	Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer?s, shareholder?s or subscriber?s account
 based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured?s agent to such customer?s, shareholder?s or subscriber?s Mutual Fund Account: or
	loss resulting from any item of Deposit processed through an Automated
 Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
	Loss includes dividends and interest accrued not to exceed 15% of the
 Uncollectible items which are deposited.
	This Insuring Agreement applies to all Mutual Funds with
?exchange
 privileges? if all Fund(s) in the exchange program are insured by a Great
 American Insurance Company of Cincinnati, OH for Uncollectible Items of
 Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).




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(I)	  AUDIT EXPENSE

		Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any
 of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such
Employee is
 concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in
Item 3 of
 the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in
Item
 3 of the Declarations.

 (J)	  TELEFACSIMILE TRANSMISSIONS

		Loss resulting by reason of the Insured having
transferred, paid or
 delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by
 a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit,
 debiting of any account, or the giving of value by the Insured, but only if
 such telefacsimile instructions:
		(i)	bear a valid test key exchanged between the
Insured 			and a
 customer or another financial institution with
	authority to use such
 test key for Telefacsimile 				instructions in
the ordinary course of
 business, but 				which test key has been
wrongfully obtained by a
	person who was not authorized to initiate, make,
	validate or
 authenticate a test key arrangement; and
		(ii)	fraudulently purport to have been sent by such
customer or
 financial institution, but which
	telefacsimile instructions are
 transmitted without the 			knowledge or consent of
such customer or
 financial 			institution by a person other than such
customer or 				financial
 institution and which bear a forged 				signature.
			?Telefacsimile? means a system of transmitting
written documents
 by electronic signals over 				telephone lines to
equipment maintained
 by the 				Insured within its communication
room for the 				purposes
 of reproducing a copy of said document.  It 			does not
mean electronic
 communication sent by 				Telex, TWC, or
electronic mail, or Automated
 				Clearing House.

(K) 	UNAUTHORIZED SIGNATURES

	Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer?s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

	It shall be a condition precedent to the Insured?s right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.



GENERAL AGREEMENTS


(A)	ADDITIONAL OFFICES OR EMPLOYEES-	CONSOLIDATION OR MERGER-
NOTICE

	(1)	If the Insured shall, while this bond is in force,
	establish
 any additional office or offices, such office 		or offices
shall be
 automatically covered hereunder 			from the dates of
their establishment,
 respectively.  			No notice to the Underwriter of
an increase during
	any premium period in the number of offices or in the number of
 Employees at any of the offices 			covered hereunder
need be given and no
 additional 			premium need be paid for the remainder of
such 			premium
 period.

	(2)	If an Investment Company, named as Insured herein,
	shall, while
 this bond is in force, merge or
	consolidate with, or purchase the
 assets of another 			institution, coverage for such
acquisition shall
 apply 		automatically from the date of acquisition.  The
	Insured shall
 notify the Underwriter of such
	acquisition within 60 days of said date, and an 	additional
premium
 shall be computed only if such 		acquisition involves
additional
 offices or employees.

(B)	WARRANTY

	No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of
 the person making the statement.

(C)	COURT COSTS AND ATTORNEYS? FEES (Applicable 	to all Insuring
 Agreements or Coverages now or hereafter 	forming part of this bond)

	The Underwriter will Indemnify the Insured against court costs and reasonable attorneys? fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured?s liability or alleged liability
 on account of any loss,

Page 3 of 10



claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

	(1)	an Employee admits to being guilty of any dishonest 	or
 fraudulent act(s), including Larceny or
	Embezzlement; or
	(2)	an Employee is adjudicated to be guilty of any
	dishonest or
 fraudulent act(s), including Larceny or 		Embezzlement;
	(3)	in the absence of (1) or (2) above an arbitration panel
agrees,
 after a review of an agreed statement of facts, 		that an
Employee
 would be found guilty of 			dishonesty if such
Employee were prosecuted.

	The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the
 Underwriter?s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured?s name, through attorneys of the Underwriter?s selection. In such event,
 the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit
 or legal proceeding.
	If the Insured?s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General
Agreement is
 limited to that percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition
 to the Limit of Liability for the applicable Insuring Agreement.


(D)	FORMER EMPLOYEE

	Acts of Employee, as defined in this bond, are covered under Insuring
 Agreement (A) only while the Employee is in the Insured?s employ.
  Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under
 Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of
 his/her employment.




THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:



SECTION 1.	DEFINITIONS

	The following terms, as used in this bond, shall have the respective meanings stated in this Section:

	(a)	?Employee? means:
		(1)	any of the Insured?s officers, partners, or
employees, and
		(2)	any of the officers or employees of any
predecessor of the
 Insured whose principal 				assets are
acquired by the Insured by
	consolidation or merger with, or purchase of
	assets of capital stock
 of such predecessor, and
		(3)	attorneys retained by the Insured to perform
legal services
 for the Insured and the employees 			of such attorneys
while such
 attorneys or the 				employees of such
attorneys are performing 				such
 services for the Insured, and
		(4)	guest students pursuing their studies or duties
in 			any of the
 Insured?s offices, and
		(5)	directors or trustees of the Insured, the
investment advisor,
 underwriter (distributor), 				transfer agent, or
shareholder
 accounting record 			keeper, or administrator
authorized by written
	agreement to keep financial and/or other
	required records, but only while
 performing acts 																					coming within the scope of the
 usual duties of 				an officer or employee or
while acting as a 				member
 of any committee duly elected or 				appointed
to examine or audit or
 have custody 				of or access to the Property of
the Insured, and
		(6)	any individual or individuals assigned to
perform the usual
 duties of an employee within 			the premises of the
Insured by contract,
 or by 				any agency furnishing temporary personnel
on a 			contingent
 or part-time basis, and
		(7)	each natural person, partnership or corporation
authorized by
 written agreement with the 				Insured to perform
services as
 electronic data 				processor of checks or
other accounting records 			of the
 Insured, but excluding any such processor 			who acts
as transfer agent
 or in any other agency
			capacity in issuing checks, drafts or securities
for the
 Insured, unless included under Sub-				section
(9) hereof, and
		(8)	those persons so designated in section 15,
Central Handling
 of Securities, and
		(9)	any officer, partner or Employee of
			a)	an investment advisor,
			b)	an underwriter (distributor),

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			c)	a transfer agent or shareholder
accounting 				record-keeper, or
			d)	an administrator authorized by written
agreement to keep
 financial and/or other 					required
records,
			for an Investment Company, named as Insured
	while performing acts
 coming within the scope 			of the usual duties of an
officer or
 Employee of 			any Investment Company named as Insured
herein, or while
 acting as a member of any 				committee duly
elected or appointed to
 examine 			or audit or have custody of or access to
the 				Property of
 any such Investment Company, 				provided that only
Employees or partners
 of a 				transfer agent, shareholder accounting
record-				keeper or
 administrator which is an affiliated 				person as
defined in the
 Investment Company 				Act of 1940, of an
Investment Company named 			as
 Insured or is an affiliated person of the
	adviser, underwriter or
 administrator of such 				Investment
Company, and which is not a bank,
	shall be included within the definition of Employee.

			Each employer of temporary personnel or
processors as set forth
 in Sub-Sections (6) and 				(7) of Section 1
(a) and their partners,
 officers 				and employees shall collectively
be deemed to 			be one
 person for all the purposes of this bond, 			excepting,
however, the last
 paragraph of 				Section 13.
		Brokers, or other agents under contract or
	representatives of the
 same general character shall 			not be considered
Employees.
	(b)	?Property? means money (i.e. currency, coin, bank
	notes,
 Federal Reserve notes), postage and revenue 			stamps,
U.S. Savings Stamps,
 bullion, precious 			metals of all kinds and in any
form and articles
 made 		therefrom, jewelry, watches, necklaces, bracelets,
	gems,
 precious and semi-precious stones, bonds,
	securities, evidences of debts,
 debentures, scrip, 			certificates, interim receipts,
warrants, rights,
 puts, 			calls, straddles, spreads, transfers, coupons,
drafts,
	bills of exchange, acceptances, notes, checks,
	withdrawal orders, money
 orders, warehouse 			receipts, bills of lading,
conditional sales
 contracts, 			abstracts of title, insurance policies,
deeds, mortgages
	under real estate and/or chattels and upon interests
	therein, and
 assignments of such policies, mortgages 		and instruments,
and other
 valuable papers, including 		books of account and other
records used by the
		Insured in the conduct of its business, and all other
instruments
 similar to or in the nature of the 			foregoing
including Electronic
 Representations of 			such Instruments enumerated above
(but excluding
	all data processing records) in which the Insured has 											an
 interest or in which the Insured acquired or should 		have
acquired an
 interest by reason of a 				predecessor?s
declared financial condition at
 the time 		of the Insured?s consolidation or merge with, or
	purchase of the principal assets of, such predecessor 	or
which are held by
 the Insured for any purpose or 		in any capacity and
whether so held by
 the Insured 			for any purpose or in any capacity and
whether so
	held gratuitously or not and whether or not the
	Insured is liable
 therefor.
	(c)	?Forgery? means the signing of the name of another
	with the
 intent to deceive; it does not include the 			signing of
one?s own name
 with or without authority, 		in any capacity, or for any
purpose.
	(d)	?Larceny and Embezzlement? as it applies to any
	named Insured
 means those acts as set forth in 			Section 37 of the
Investment Company
 Act of 1940.
	(e)	?Items of Deposit? means any one or more checks 	and
drafts.


SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

	(a)	loss effected directly or indirectly by means of
	forgery or
 alteration of, on or in any instrument, 			except
when covered by Insuring
 Agreement (A), 			(D), (E) or (F).
	(b)	loss due to riot or civil commotion outside the United
States of
 America and Canada; or loss due to 			military, naval or
usurped
 power, war or insurrection 		unless such loss occurs in
transit in the
 circumstances 		recited in Insuring Agreement (D), and unless,
when 		such
 transit was initiated, there was no knowledge of 		such riot,
civil
 commotion, military, naval or usurped 		power, war or
insurrection on the
 part of any person 		acting for the Insured in initiating such
transit.
	(c)	loss, in time of peace or war, directly or indirectly
caused by
 or resulting from the effects of nuclear 			fission or
fusion or
 radioactivity; provided, however, 		that this paragraph shall
not apply to
 loss resulting 			from industrial uses of nuclear
energy.
	(d)	loss resulting from any wrongful act or acts of any
	person who
 is a member of the Board of Directors of 		the Insured or a
member of
 any equivalent body by 			whatsoever name known
unless such person is
 also
		an Employee or an elected official, partial owner or
partner of the
 Insured in some other capacity, nor, in 		any event, loss
resulting
 from the act or acts of any 			person while acting in the
capacity of a
 member of 			such Board or equivalent body.
	(e)	loss resulting from the complete or partial
	nonpayment of, or
 default upon, any loan or 			transaction in the nature
of, or amounting
 to, a loan 			made by or obtained from the Insured or
any of its
	partners, directors or Employees, whether authorized

Page 5 of 10



		or unauthorized and whether procured in good faith 	or
through
 trick, artifice, fraud or false pretenses, 			unless
such loss is covered
 under Insuring Agreement 		(A), (E) or (F).
	(f)	loss resulting from any violation by the Insured or by
any
 Employee
		(1)	of law regulating (a) the issuance, purchase or
sale of
 securities, (b) securities transactions
	upon Security Exchanges or over
 the counter 				market, (c) Investment Companies,
or (d) 				Investment
 Advisors, or
		(2)	of any rule or regulation made pursuant to any
such law.
		unless such loss, in the absence of such laws, rules or
	regulations, would be covered under Insuring
	Agreements (A) or (E).
	(g)	loss of Property or loss of privileges through the
	misplacement
 or loss of Property as set forth in 			Insuring Agreement
(C) or (D)
 while the Property is 		in the custody of any armored
motor vehicle
	company, unless such loss shall be in excess of the 	amount
recovered
 or received by the Insured under 			(a) the Insured?s
contract with
 said armored motor 			vehicle company, (b) insurance
carried by said
	armored motor vehicle company for the benefit of
	users of its service,
 and (c) all other insurance and 			indemnity in force
in whatsoever
 form carried by or 		for the benefit of users of said armored
motor
 vehicle 		company?s service, and then this bond shall cover
			only such
 excess.
	(h)	potential income, including but not limited to interest
and
 dividends, not realized by the Insured because of 		a loss
covered under
 this bond, except as included 			under Insuring
Agreement (I).
	(i)	all damages of any type for which the Insured is
	legally
 liable, except direct compensatory damages 			arising
from a loss covered
 under this bond.
	(j)	loss through the surrender of Property away from an
office of
 the Insured as a result of a threat
		(1)	to do bodily harm to any person, except loss of
Property in
 transit in the custody of any person 			acting as
messenger provided that
 when such 				transit was initiated there was
no knowledge by 			the
 Insured of any such threat, or
		(2)	to do damage to the premises or Property of the
Insured,
 except when covered under Insuring 				Agreement
(A).
	(k)	all costs, fees and other expenses incurred by the
	Insured in
 establishing the existence of or amount of 		loss covered under
this
 bond unless such indemnity is 		provided for under
Insuring Agreement (I).
	(l)	loss resulting from payments made or withdrawals
	from the
 account of a customer of the Insured,
	shareholder or subscriber to shares
 involving funds 			erroneously credited to such
account, unless such
		payments are made to or withdrawn by such 												depositor or
 representative of such person, who is 			within the
premises of the
 drawee bank of the Insured 		or within the office of the
Insured at the time
 of such 		payment or withdrawal or unless such payment is
covered
 under Insuring Agreement (A).
	(m)	any loss resulting from Uncollectible Items of
	Deposit which
 are drawn from a financial institution 		outside the fifty
states of the
 United States of 			America, District of Columbia,
and territories and
			possessions of the United States of America, and
Canada.


SECTION 3. ASSIGNMENT OF RIGHTS

	This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6)
and (7)
 of Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of
 the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the
Insured?s
 rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein
 provided for.


SECTION 4.  LOSS-NOTICE-PROOF-LEGAL
PROCEEDINGS

	This bond is for the use and benefit only of the Insured named in the
 Declarations and the Underwriter shall not be liable hereunder for loss
 sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured?s proof of loss. At the earliest practicable moment after discovery
 of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.  If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or
 bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within
 which to investigate the claim, and this shall apply notwithstanding the
 loss is made up
wholly or in part of securities of which duplicates may be obtained.
  Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is
 filed with the Underwriter nor after the expiration of twenty-four months
 from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in
 General Agreement C or to recover attorneys? fees paid in any such suit, shall be begun within twenty-four months from the date upon which
 the judgment in such suit shall become final.  If any limitation embodied
 in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to
 the minimum period of limitation permitted by such law.
	Discovery occurs when the Insured
	(a)	becomes aware of facts, or
	(b)	receives written notice of an actual or potential claim
by a
 third party which alleges that the Insured is
	liable under circumstance
which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.


SECTION 5.  VALUATION OF PROPERTY

	The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average
 market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any
Property
 replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates,
 warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges
 immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
	In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or
 records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.


SECTION 6.  VALUATION OF PREMISES AND
FURNISHINGS

	In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The
Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.


SECTION 7.  LOST SECURITIES

	If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.
	If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured?s rights, title and interests in and to said securities.
	With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which
 the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor
 and will indemnify the Underwriter against all loss or expense that the
 Underwriter may sustain because of the issuance of such Lost
Instrument
 Bond or Bonds.
	With respect to securities the value of which exceeds the Deductible
 Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument
Bond or
 Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the
Deductible
 Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY
BOND
 subject to the Limit of Liability hereunder.


SECTION 8. SALVAGE

	In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of
Liability hereunder
 plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken
 by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied
 to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute
 all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-		      ACCUMULATION OF
LIABILITY AND
 			      TOTAL LIABILITY

	At all times prior to termination hereof this bond shall
continue in
 force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue
 in force and the number of premiums which shall be payable or paid, the
 liability of the Underwriter under this bond with respect to all loss resulting form
	(a)	any one act of burglary, robbery or hold-up, or
	attempt
 thereat, in which no Partner or Employee is 		concerned or
implicated shall be
 deemed to be one 			loss, or
	(b)	any one unintentional or negligent act on the part of
any one
 person resulting in damage to or destruction 		or
misplacement of
 Property, shall be deemed to be 		one loss, or
	(c)	all wrongful acts, other than those specified in (a)
	above, of
 any one person shall be deemed to be one 		loss, or
	(d)	all wrongful acts, other than those specified in (a)
	above, of
 one or more persons (which dishonest 			act(s) or act(s)
of Larceny or
 Embezzlement include, 		but are not limited to, the
failure of an
 Employee to 		report such acts of others) whose dishonest act
or acts
	intentionally or unintentionally, knowingly or
	unknowingly, directly or
 indirectly, aid or aids in any 		way, or permits the
continuation of,
 the dishonest act 		or acts of any other person or persons
shall be
	deemed to be one loss with the act or acts of the
	persons aided, or
	(e)	any one casualty or event other than those specified 	in
(a),
 (b), (c) or (d) preceding, shall be deemed to be 		one loss,
and
shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to
 year or from period to period.
	Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.


SECTION 10. LIMIT OF LIABILITY

	With respect to any loss set forth in the PROVIDED clause of
Section 9
 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the
Insured
 or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has
 not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or
 policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.


SECTION 11.  OTHER INSURANCE

	If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is
 in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such
 loss.


SECTION 12.  DEDUCTIBLE

	The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in
 sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION
AND
 NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy
 of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item
 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.
	The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
	There shall be no deductible applicable to any loss under Insuring
 Agreement A sustained by any Investment Company named as Insured herein.


SECTION 13.  TERMINATION

	The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to
 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by
 furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange
 Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of
 written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

	This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such
 Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any
State or
 Federal statute relative to bankruptcy or reorganization of the
Insured,
 or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into
 another entity, or by disposition of all of its assets.
	This Bond will terminate as to any registered management
investment
 company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.
	The Underwriter shall refund the unearned premium computed as short
 rates in accordance with the standard short rate cancellation tables if
 terminated by the Insured or pro rata if terminated for any other reason.
	This Bond shall terminate
	(a)	as to any Employee as soon as any partner, officer or
	supervisory Employee of the Insured, who is not in
	collusion with such
 Employee, shall learn of any 			dishonest or fraudulent
act(s), including
 Larceny or 		Embezzlement on the part of such Employee without
		prejudice
 to the loss of any Property then in transit in 		the
custody of such
 Employee and upon the 			expiration of ninety (90)
days after written
 notice has 		been given to the Securities and Exchange
Commission,
 Washington, D.C. (See Section 16[d]) 		and to the Insured
Investment
 Company, or
	(b)	as to any Employee 90 days after receipt by each
	Insured and by
 the Securities and Exchange 			Commission of a written
notice from the
 Underwriter 		of its desire to terminate this bond as to such
	Employee, or
	(c)	as to any person, who is a partner, officer or
	after the
 time that the 			Insured or any partner or officer thereof
not in
	collusion with such person shall have knowledge of
	information that
 such person has committed any 			dishonest or
fraudulent act(s),
 including Larceny or 		Embezzlement in the service of the
Insured or
	otherwise, whether such act be committed before or after the time this bond is effective.


SECTION 14.  RIGHTS AFTER TERMINATION OR
	CANCELLATION

	At any time prior to the termination or cancellation of this bond as
 an entirety, whether by the Insured or the Underwriter, the Insured may
 give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by
 the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.
	Upon receipt of such notice from the Insured, the Underwriter shall
 give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;
	(a)	on the effective date of any other insurance obtained by
the
 Insured, its successor in business or any other 		party,
replacing in
 whole or in part the insurance 			afforded by this
bond, whether or not
 such other 			insurance provides coverage for loss
sustained prior 		to
 its effective date, or
	(b)	upon takeover of the Insured?s business by any State 	or
Federal
 official or agency, or by any receiver or
	liquidator, acting or
 appointed for this purpose
without the necessity of the Underwriter giving notice of such
 termination.  In the event that such 	additional period of time is
terminated,
 as provided above, the Underwriter shall refund any unearned premium.
	The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured?s business for the operation or for the liquidation thereof or for
 any other purpose.


SECTION 15.  CENTRAL HANDLING OF SECURITIES

	Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company,
Midwest
 Depository Trust Company, Pacific Securities Depository Trust Company, and
 Philadelphia Depository Trust Company, hereinafter called
 Corporations, to the extent of the Insured?s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
	The words ?Employee? and ?Employees? shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners,
 clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be
 any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
	The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es)
shall
 be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured?s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
	For the purpose of determining the Insured?s share of excess loss(es)
 it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s)
recoverable or
 recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling
 of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each
 such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured?s share of such excess loss(es) shall be the amount of the Insured?s interest in such
Property in
 excess of the amount(s) so apportioned to the Insured by such Corporations.
	This bond does not afford coverage in favor of such Corporations or
 Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established
 and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured?s rights and causes of action as it may
 have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.


SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS
	INSURED

	If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
	(a)	the total liability of the Underwriter hereunder for
	loss or
 losses sustained by any one or more or all of 		them shall
not exceed the
 limit for which the 			Underwriter would be liable
hereunder if all
 such loss 		were sustained by any one of them.
	(b)	the one first named herein shall be deemed
	authorized to make,
 adjust and receive and enforce 			payment of all
claims hereunder and
 shall be deemed 		to be the agent of the others for such
purposes and
	for the giving or receiving of any notice required or
	permitted to
 be given by the terms hereof, provided 		that the
Underwriter shall
 furnish each named 			Investment Company with a copy of
the bond and
	with any amendment thereto, together with a copy of
	each formal filing
 of the settlement of each such 			claim prior to the
execution of such
 settlement,
	(c)	the Underwriter shall not be responsible for the
	proper
 application of any payment made hereunder to 		said first
named Insured,

(d)	knowledge possessed or discovery made by any
	partner, officer or
 supervisory Employee of any 			Insured shall for the
purpose of
 Section 4 and Section 		13 of this bond constitute
knowledge or discovery by
		all the Insured, and
	(e)	if the first named Insured ceases for any reason to be
covered
 under this bond, then the Insured next named 		shall
thereafter be
 considered as the first named 			Insured for the
purposes of this bond.


SECTION 17.  NOTICE AND CHANGE OF CONTROL

	Upon the Insured?s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth
 in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give
 written notice to the Underwriter setting forth:
	(a)	the names of the transferors and transferees (or the
	names of
 the beneficial owners if the voting 			securities are
requested in
 another name), and
	(b)	the total number of voting securities owned by the
	transferors
 and the transferees (or the beneficial 			owners),
both immediately
 before and after the 			transfer, and
	(c)	the total number of outstanding voting securities.
	As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
	Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
	Such notice is not required to be given in the case of an Insured which is an Investment Company.


SECTION 18.  CHANGE OR MODIFICATION

	This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter?s Authorized
Representative.
  When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment
Company
 shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written
 notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective
 date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.


Page 10 of 10

RIDER NO. 1


JOINT INSURED LIST


To be attached to and form part of Bond No. 524-50-16 - 05

In favor of	Stock Dividend Fund, Inc.

It is agreed that:


1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:


	Small Cap Value Fund, Inc.





2. This rider shall become effective as of 12:01 a.m. on 12/26/2007 standard time.




























RIDER NO. 2

INSURING AGREEMENT L


To be attached to and form part of Bond No.   524-50-16 - 05

in favor of       Stock Dividend Fund, Inc.

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring
 Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or
(2)	change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

	(a)	Property to be transferred, paid or delivered,
	(b)	an account of the Insured, or of its customer, to be
added,
 deleted, debited or credited, or
	(c)	an unauthorized account or a fictitious account to be
debited or
 credited;

(3)	voice instructions or advices having been transmitted to the
 Insured or its agent(s) by 	telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

	(i)	cause the Insured or its agent(s) to sustain a loss, and
	(ii)	obtain financial benefit for that individual or for
other persons
 intended by that 			individual to receive financial
benefit,
	(iii)	and further provided such voice instructions or advices:

	(a)	were made by a person who purported to represent an
individual
 authorized to make 			such voice instructions or
advices; and
	(b)	were electronically recorded by the Insured or its
agent(s).

(4)	It shall be a condition to recovery under the Computer Systems
 Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuos basis. Nothing, however, in this Rider shall bar the
Insured from
 recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission
 of any Employee(s) or agent(s) of the Insured.


Page 1 of 3



SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.	As used in this Rider, Computer System means:

	(a)	computers with related peripheral components, including
storage
 components, wherever 		located,
	(b)	systems and applications software,
	(c)	terminal devices,
	(d)	related communication networks or customer communication
systems,
 and
	(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

	(a)	loss resulting directly or indirectly from the theft of
 confidential information, material or 	data:  and (b) loss
resulting directly or
 indirectly from entries or changes made by an 	individual
authorized to
 have access to a Computer System who acts in good faith on
	instructions, unless such instructions are given to that
individual by a software
 contractor (or 	by a partner, officer or employee thereof)
authorized
 by the Insured to design, develop, 	prepare, supply service, write or
 implement programs for the Insured?s Computer System.

4.	The following portions of the attached bond are not applicable to
 this Rider:

	(a)	the initial paragraph of the bond preceding the Insuring
 Agreements which reads ?...at 	any time but discovered during
the Bond Period.?
	(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF
LIABILITY AND
	TOTAL LIABILITY
	(c)	Section 10-LIMIT OF LIABILITY

5.	The coverage afforded by this rider applies only to loss
discovered
 by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of
 one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving
 unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall
 be Dollars, $350,000.

8.	The Underwriter shall be liable hereunder for the amount by
which
 one loss shall be in excess of $5,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

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9.	If any loss is covered under this Insuring Agreement and any other
 Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

	(a)	90 days after receipt by the Insured of written notice
from the
 Underwriter of its desire to 		terminate or cancel coverage
under this
 Rider, or
	(b)	immediately upon receipt by the Underwriter of a written
request
 from the Insured to 			terminate or cancel coverage
under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from,
 or at the instance of the Insured.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions
and
 Limitations of this bond is amended by adding the following sentence:

?Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice
 Instructions of advices.?

12.	Notwithstanding the foregoing, however, coverage afforded by the
 Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under
 such separate Policy is excluded from coverage under this bond; and the
 Insured agrees to make claim for such loss under its separate Policy.

13.	This rider shall become effective as of 12:01 a.m. on 12/26/2007 standard time.










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